QUARTERLY REPORT
for the period ended 31 March 2009

HIGHLIGHTS

FINANCIAL
-	Cash reserves at AUD 2.7 million
-	Oil and gas production was higher for the quarter following two new wells coming online in the early part of the quarter.
-	As a result accrued production receipts are higher at AUD1.3 million in the March quarter compared with the prior quarter despite weaker commodity prices.
-	Cash receipts from sales for the quarter of AUD 1.1 million.
-	Macquarie Bank Ltd converts warrants associated with the May 2006 loan facility to a 15% shareholding eliminating a significant potential overhang.
-	Macquarie Bank Ltd waives breach in lending ratio.
-	Additional gas hedges and an initial oil hedge were put in place to protect any further erosion in commodity prices.

OPERATIONAL

-
Sabretooth Prospect, (onshore Gulf Coast Basin, Brazoria County Texas): the Davis Bintliff #1, which was initially tested at rates up to 6.2 MMcf/d and 74 bopd constrained by a small choke size from a Middle Oligocene Trans-Vicksburg sand, continues to produce at a constant rate of 3.4 MMcf/d with condensate production of 43 bopd.

-
North Harstad Oil Field (Williston Basin,North Dakota): the Leonard #1-23H producing at less than optimal rates due to excessive gas production, however planning is advanced to correct the down hole configuration in order to produce this well at its capacity.

-	Eight additional proved undeveloped drilling locations indentified in the Lookout Wash Field (Green River Basin, Wyoming) following a mapping exercise.

-	Significant definition of two low risk prospects in Texas, which are in the process of being leased.

DRILLING PROGRAMME 2009

North Dakota – Williston Basin - North Stockyard Project – North Harstad Oil Field - Bakken Formation
Samson 35% Working Interest in 3,840  gross acres
Subsequent to the success of the Leonard #1-23 H well, 5 additional proved undeveloped locations have been defined and are intended to be drilled during 2009 subject to financing and economics.

New Mexico – Western Permian Basin - State GC Oil and Gas Field Extension
Samson 27% Working Interest
Utilizing the 3D seismic grid that Samson has licensed, an opportunity to deviate from an existing well bore into a Lower Leonard amplitude anomaly has been mapped, which is analogous to the anomaly observed in the State GC#1 well.

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830  Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au  ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
March 2009 Quarterly Report

Wyoming – Greater Green River Basin - Jonah Field (Southern Portion)
Samson 21% Working Interest in 240 acres
The two additional development wells, which were originally being planned for drilling in the summer of 2008, are subject to financing but are expected to be drilled during 2009.

Texas – Onshore Gulf Coast Basin
Samson 100% Working Interest
Following the success in the Davis Bintliff #1 well, Samson has indentified three additional prospects within the Onshore Gulf Coast Basin and is in the process of leasing and negotiating an acquisition transaction to facilitate the drilling of three exceptional low risk exploratory targets.

PROJECTS

TEXAS – ONSHORE GULF COAST BASIN
Sabretooth - Project
Samson 12.5% Working Interest
The Davis Bintliff #1 well continues to produce at a constant rate of 3.4 MMcf/d and 43 bopd. The well is expected to payout in September 2009.

NORTH DAKOTA –WILLISTON BASIN      North Stockyard Project
Samson various Working Interest
Samson has a 34.5% working interest in the Harstad #1-15H well which continues to produce at expected rates of around 60 bopd from the Bluell Formation. A redesigned rod string which will give this well a more reliable production run is being installed.

The Leonard #1-23H well (10% working interest) was drilled as a horizontal lateral into the middle Bakken Formation, which has been proven to be productive in the region.

The Leonard #1-23H well was stimulated and initial flow back rates of around 820 bopd where recorded. The well produced unassisted for approximately 45 days after which a workover was performed to drill out the packer seats and clean out any residual frac sand. During this workover it was found that a considerable sand blockage had occurred and that the deeper half of the well was probably not contributing to the production rate.

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830  Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au  ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
March 2009 Quarterly Report

Following the clean out operation a tubing string and pump was run and a production rate of between 120 and 200 bopd established along with gas rates of 180 to 300 Mcf/d. Analysis of fluid levels and production rates suggest that the pump efficiency is being hampered by the gas content. The Operator has advised that they plan to reconfigure the completion string, which would include a longer gas anchor and a larger capacity pump, along with the installation of a gas compressor to enable a more efficient gas production.

NEW MEXICO - WESTERN PERMIAN BASIN

State GC Oil and Gas Field
Samson 27% Working Interest
The State GC oil and gas field located in Lea County, New Mexico, was discovered in 1980 and covers approximately 600 acres. The field currently has one well that has produced 552,597 barrels of oil and 0.771 Bcf of gas.

The State GC #2 well has been drilled as an extension to this field and has been fracture stimulated in the lowest oil saturated zone and the middle zone has been perforated. The middle zone was stimulated during the quarter and whilst an initial increase in the oil rate was observed the well has now settled back to a 5 to 10 bopd.

The upper productive Permian Bone Spring Formation has yet to be perforated but will be added to the completion in due course.

WYOMING- GREATER GREEN RIVER BASIN

The Greater Green River Basin in Wyoming hosts a number of world class gas fields and has grown in importance as a major gas producing region within continental USA. Samson holds a significant tenure position in the Basin both in terms of conventional tight gas reservoirs and an emerging shale gas play located within the Upper Cretaceous Baxter Shale.

Rock Springs West Project
Samson holds 41,000 acres in an area west of the town of Rock Springs. Within this acreage holding there are several discreet sub-projects the most active currently is the Rubicon and the Greens Canyon areas.

Rubicon
Samson 50% Working Interest
In the Rubicon area Samson holds 6,400 acres and has executed an Exploration Agreement with Devon Energy Production Company. The agreement covers these leases which are located on the western flank of the Vermillion Basin in Sweetwater County, Wyoming. This area contains a 3,500 foot section of Upper Cretaceous Baxter Shale which was drilled in the 1970’s and recovered a significant flow of gas from an unstimulated Baxter Shale. Since that time there has been significant development of the Baxter Shale in the Vermillion region 40 miles east of Samson’s acreage, where our competitors have expended significant funds that have resulted in flows of up to 9 MMc/fd from the Baxter Shale.

In the southern part of this project area, an exploratory Unit (the Rubicon Unit) has been formed, which enables the underlying leases to be maintained in good standing whilst a drilling program is undertaken. To initiate the Unit, Devon has drilled a 16,000 foot test at their sole cost. Samson acreage surrounds this location on three sides. The well was spudded at the end of July 2008 and will enable the 3D seismic data that has been acquired this summer to be calibrated such that fracture identification analysis will be more accurate.

The processing of the 3D survey has been completed but has yet to be delivered and a resolution to the dispute between Samson and Devon regarding compliance with the farmin agreement has been settled in a preliminary manner and will be formally documented.

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830  Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au  ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
March 2009 Quarterly Report

The acquisition of 3D seismic is a necessary step in the evaluation process such that naturally occurring fractures systems can be identified before drilling. This appears to be one of several technical keys to the successful flow rates seen to date in the Vermillion region.

Lookout Wash Field
Samson 18.2% Working Interest
The Lookout Wash Field is located in the Washakie Basin, which is also part of the Greater Green River Basin and currently produces from 20 wells.

This field produces principally from the Cretaceous Almond Bar sandstone, which is a stratigraphic trap. Recent geologic mapping has suggested that this unit will be developed as a thick porous reservoir to the west of the existing well development.

Production during the quarter was not interrupted and was in line with internal expectations.

Mapping of the principal reservoir in the field has resulted in the definition of eight additional proved undeveloped locations being indentified. These locations will result in an addition to Samson’s proved reserve inventory.

Jonah Field
Samson 21% Working Interest in 240 acres
The Jonah Field is located in the northern part of the Green River Basin and is one of the largest discoveries in recent decades in continental USA having produced in excess of 1.0 trillion cubic feet of gas since commencing production in 1992. Development of this field has resulted from the application of advanced fracture stimulation techniques. The field has undergone several iterations of development with some sections of the field currently being developed on a 10 acre well spacing. The current well spacing is around 20 acres.

The field produces from a series of stacked reservoirs within the Cretaceous Mesaverde and Lance Formations. The field is trapped between two faults forming a wedge shaped field.

Approval has been granted to develop this part of the Jonah Field to 10 acres, hence five Proved Undeveloped locations (PUD’s) have been identified in the central part of the field.

Production from the field during the quarter has been inline with expectation.

PRODUCTION

March Quarterly Production and Cashflow:

	GAS Mcf	GAS AUD	OIL Bbls	OIL AUD	TOTAL AUD
December 2008 Quarter*	165,479	933,695	5,779	383,207	1,316,902
March 2009 Quarter**	173,016	857,698	8,239	464,097	1,321,795

In some cases revenue is yet to be received and is therefore an estimate
* Average Exchange Rate for Dec Qtr AUD:USD 0.67
**Average Exchange Rate for Mar Qtr AUD:USD 0.67

Average commodity prices:

	GAS USD/Mcf	OIL USD/Bbl
December 2008 Quarter	$3.85	$45.98
March 2009 Quarter	$3.32	$37.74
OTHER ACTIVITIES

Interests in Listed Companies

Samson holds shares in a number of listed companies. These investments will continue to be realized during the coming quarters.

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830  Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au  ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
March 2009 Quarterly Report

FINANCIAL

Hedges

Oil – Ratio Collar priced at West Texas Intermediate

Date	Call/Put	Volume - barrels	Price per Barrel – USD
April 2009 – December 2009	Put	10,951	$46.00
April 2009 – December 2009	Call	6,352	$55.00

January 2010 – December 2010	Put	13,256	$53.00
January 2010- December 2010	Call	9,147	$62.00

By using a combination of a put and a call, Samson is fixing a floor for the remainder of 2009 at $46.00 a barrel and for 2010 at $53.00 a barrel while still allowing participation in upward movements in the price of oil.  Samson has reduced the volumes associated with the calls in order to limit the volume of oil which will have a fixed price of $55.00 for the remainder of 2009 and $62.00 for 2010.

Natural Gas – Fixed Forward Swap priced at CIG

Date	Volume - MMbtu	Price per MMbtu – USD
April 2009 – October 2009	105,000	$6.03
April 2009 – October 2009	150,000	$6.15
November 2009 – December 2010	269,548	$3.79 (average)

Natural Gas – Fixed Forward Swap priced at Henry Hub

Date	Volume - MMbtu	Price per MMbtu – USD
April 2009 – December 2009	52,399	$4.06
Jan 2010 – December 2010	59,396	$5.62

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830  Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au  ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
March 2009 Quarterly Report

Loan Facility
The loan facility that is in place with Macquarie Bank Ltd is denominated in USD and the current amount outstanding is USD17.06 million. The AUD equivalent is calculated with reference to the spot AUD: USD foreign currency conversion rate applicable at the end of the quarter. The table below shows the applicable foreign currency exchange rates and the AUD equivalent as reported in the current and previous quarterly. Given that Samson conducts all of its energy business in the Unites States and hence its revenues and expenditures are substantially all in US dollars the variation in the amount outstanding in Australian dollars due to exchange rate fluctuation is immaterial.

Date	USD Balance	Spot Rate (AUD:USD)	AUD Equivalent
31 December 2008	17,060,000	0.6907	24,699,580
31 March 2009	17,060,000	0.6835	24,959,765

Cash and Current Investments
The Company’s cash and current investments at 31 March 2009 were as follows:
		AUD (‘000’s)
Cash at bank and on deposit	:	2,733
Current investments - Shares in listed companies valued at market	:	63
Total		2,796

For and on behalf of the Board of
SAMSON OIL & GAS LIMITED
For further information please contact Denis Rakich, Company Secretary, on 08 9220 9882

Information contained in this report relating to hydrocarbon reserves was compiled by the Managing
Director of Samson Oil & Gas Ltd., T M Barr a Geologist who holds an Associateship in Applied
Geology and is a fellow of the Australian Institute of Mining and Metallurgy who has 30 years relevant experience in the oil & gas industry.

TERRY BARR
Managing Director

30 April 2009

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830  Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au  ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
March 2009 Quarterly Report

Appendix 5B
Mining exploration entity quarterly report

Introduced 1/7/96.  Origin:  Appendix 8.  Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity
Samson Oil & Gas Limited
ABN	Quarter ended (“current quarter”)
25 009 069 005	31 March 2009

Consolidated statement of cash flows
Cash flows related to operating activities		Current quarter AUD $’000	Year to date (nine months) AUD $’000
1.1	Receipts from product sales and related debtors	1,138	5,990

1.2	Payments for (a) exploration and evaluation	(43)	(160)
	(b) development	(220)	(1,627)
	(c) production	(551)	(1,503)
	(d) administration	(971)	(3,259)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	-	11
1.5	Interest and other costs of finance paid	(604)	(1,715)
1.6	Income taxes paid	-	(182)
1.7	Other (provide details if material)	254	(7)
	Cash received from fixed forward gas swap	513	1,131
	Re-imbursement of certain costs and incentive fee payment from Bank Of New York Mellon in regard to ADR program	-	168

	Net Operating Cash Flows	(484)	(1,153)

	Cash flows related to investing activities
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	(2)	(62)
	(c) other fixed assets	(11)	(71)
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	-	-
	(c)other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-

	Net investing cash flows	(13)	(133)
1.13	Total operating and investing cash flows (carried forward)	(497)	(1,286)
1.13	Total operating and investing cash flows (brought forward)	(497)	(1,286)

	Cash flows related to financing activities
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other (costs associated with issue of shares)	-	-
	Net financing cash flows	-	-

	Net increase (decrease) in cash held	(497)	(1,286)
1.20	Cash at beginning of quarter/year to date	3,193	2,788
1.21	Exchange rate adjustments to item 1.20	37	1,231
1.22	Cash at end of quarter	2,733	2,733

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830  Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au  ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
March 2009 Quarterly Report

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter AUD $'000
1.23	Aggregate amount of payments to the parties included in item 1.2	136
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25	Explanation necessary for an understanding of the transactions
	Monies paid to Directors for salary and fees.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available
Add notes as necessary for an understanding of the position.
		Amount available AUD $’000	Amount used AUD $’000
3.1	Loan facilities	24,959	24,959
3.2	Credit standby arrangements	-	-

	Loan from Macquarie Bank Limited denominated in USD

Estimated cash outflows for next quarter
		AUD $’000
4.1	Exploration and evaluation	45
4.2	Development	-
	Total	-

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830  Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au  ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
March 2009 Quarterly Report

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.
		Current quarter AUD $’000	Previous quarter AUD $’000
5.1	Cash on hand and at bank	2,668	2,971
5.2	Deposits at call	65	222
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	2,733	3,193

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed
6.2	Interests in mining tenements acquired or increased

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830  Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au  ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
March 2009 Quarterly Report

Issued and quoted securities at end of current quarter
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)		Amount paid up per security (see note 3) (cents)
7.1	Preference +securities (description)
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	29,300,000	29,300,00
7.3	+Ordinary securities	238,394,216	238,394,216
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs
7.5	+Convertible debt securities (description)
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted
7.7	Options (description and conversion factor)			Exercise price		Expiry date
		10,216,688	-	25	c	31.12.2009
		8,500,000	-	45	c	31.05.2011
		3,121,650	-	42	c	31.05.2009
		3,000,000	-	45	c	31.10.2009
		7,379,077	-	30	c	10.10.2012
		600,000	-	25	c	11.05.2013
			-
			-

7.8	Issued during quarter	-	-	-		-
7.9	Exercised during quarter	-	-	-		-
7.10	Expired during quarter	6,060,000	-	Various		30.05.2011
		11,000,000	-	Various		30.05.2011
7.11	Debentures (totals only)
7.12	Unsecured notes (totals only)

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830  Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au  ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
March 2009 Quarterly Report

Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2	This statement does give a true and fair view of the matters disclosed.

Sign here:		Date: 30 April 2009
Company Secretary

Print name:	Denis Rakich

Notes

1
The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2
The “Nature of interest” (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period.  If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3	Issued and quoted securities. The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4	The definitions in, and provisions of, AASB 1022: Accounting for Extractive Industries and AASB 1026: Statement of Cash Flows apply to this report.

5
Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830  Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au  ASX/AMEX Code: SSN